Exhibit 21.1

Subsidiaries of Troy:	Jurisdiction of Incorporation:
• Troy Systems International, Inc.	Delaware
• Troy Wireless Company, formerly Troy XCD, Inc.	Delaware
• Troy Financial Services, Inc, formerly TROY AMDev, Inc.	Delaware
• Troy Telgate Systems, Inc.	British Columbia, Canada